MUNDOVAL FUND
GLOBAL VALUE INVESTING

START INVESTING:
Call: 858-454-4837

Mundoval Differentiators
Management team investing in fund alongside clients.

Long-term investment horizon with low turnover of portfolio holdings.

Diversified across both US and international businesses.

Consistent investment approach through market cycles.

Mundoval Facts
As of 11/30/13
Ticker: MUNDX
CUSIP: 62613P202
Holdings: 27
2012 Turnover: 29%
Net Assets: $19.96
Total Expense Ratio: 1.50%
No sales loads or distribution fees

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be

Fertilizing the Mundoval Fund with CF Industries

What started in the 1940's as a fertilizer brokerage business has become the second largest nitrogen fertilizer producer in the world today. Meet CF Industries and the reasons we believe it will help the Mundoval Fund grow, alongside crops.

Feeding the Great Plains : CF Industries is a global provider of nitrogen fertilizers- a key part of growing corn, which does not produce its own nitrogen. CF factories are located in the mid-west and are linked to farmers by pipelines, rail and waterways, "giving the company an advantage over foreign competitors" according to Morningstar.

Steady earnings in a tough market : the nitrogen market in recent years has been flooded with supply, forcing fertilizer prices downward. CF Industries runs an efficient business and has remained solidly profitable since 2006 despite market turbulence.

Focus on fundamentals : CF Industries recently agreed to sell its phosphate business. The transaction brings added cash into the company and allows CF to focus on their most profitable and successful product, nitrogen fertilizers.

Fertilizing the cash flow with investors in mind: CF Industries has a history of efficient production and distribution while controlling costs. As a result free cash flow generation has topped $1.8 billion in each of the last two fiscal years. Management has used the cash in part to increase the shareholder dividend four-fold since 2010 and to fund an aggressive share repurchase program, which has